Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three and Six months ended June 30, 2007 and 2006

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars)

	June 30,	December 31,
	2007	2006
ASSETS

Current
Cash and cash equivalents	$ 237,207	$ 178,956
Marketable securities (Note 4)	1,333	54
Prepaid expenses	409	144
Other receivables	1,149	713
	240,098	179,867

RESTRICTED CASH (Note 3)	752	360
EQUIPMENT (net of accumulated depreciation)	223	208
MINERAL PROPERTY INTERESTS (Note 5)	122,532	110,951
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 6)	100,478	128,914

	$ 464,083	$ 420,300
LIABILITIES

Current
Accounts payable and accrued liabilities	$ 2,866	$ 3,106

ROYALTY AND NET PROCEEDS INTEREST PAYABLE	14,030	12,826
ASSET RETIREMENT OBLIGATION	1,201	1,155
FUTURE INCOME TAXES	23,603	23,010
	41,700	40,097
SHAREHOLDERS’ EQUITY
Share capital
Authorized:
700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value
Issued and outstanding:
154,087,161 (December 31, 2006 – 152,531,086) common shares	294,244	288,683
Warrants (Note 7(a))	11,329	11,925
Contributed surplus	14,476	12,434
Retained earnings	104,969	71,075
Accumulated other comprehensive income (Note 2)	(2,635)	(3,914)
	422,383	380,203
	$ 464,083	$ 420,300

CONTINGENCY (Note 9)

COMMITMENTS (Note 10)

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

“Robert Gayton”

“David Cohen”

___________________________________

_____________________________________

Robert Gayton

David Cohen

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit) (unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 6)	$ 19,277	$ 37,876	$ 27,208	$ 59,285

EXPENSES
Foreign exchange gain	(6,002)	(27)	(6,946)	(17)
Office and administration	698	665	1,445	1,321
Professional and consulting	355	548	866	1,054
Property maintenance and exploration	653	421	1,268	464
Settlement of lawsuit	--	500	--	500
Arrangement transaction costs (Note 11)	325	--	325	--
Stock-based compensation	1,074	5,165	1,074	5,165
EARNINGS BEFORE THE FOLLOWING	22,174	30,604	29,176	50,798

INTEREST AND OTHER INCOME	2,788	2,224	5,311	3,499
EARNINGS BEFORE INCOME TAXES	24,962	32,828	34,487	54,297

PROVISION FOR INCOME TAXES	(593)	--	(593)	--
NET EARNINGS FOR THE PERIOD	24,369	32,828	33,894	54,297

RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	80,600	5,763	71,075	(15,706)
RETAINED EARNINGS, END OF PERIOD	$ 104,969	$ 38,591	$ 104,969	$ 38,591

Earnings per share – basic	$ 0.16	$ 0.22	$ 0.22	$ 0.36

Earnings per share – diluted	$ 0.13	$ 0.18	$ 0.19	$ 0.30

Weighted average number of shares outstanding - basic	154,040,516	151,599,245	153,625,928	150,493,926

Weighted average number of shares outstanding - diluted	182,523,164	181,061,990	180,385,834	179,080,746

Consolidated Statement of Comprehensive Income (unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
NET EARNINGS FOR THE PERIOD BEFORE OTHER COMPREHENSIVE INCOME	24,369	32,828	33,894	54,297
Unrealized gain on available for sale marketable securities	353	--	584	--
COMPREHENSIVE INCOME	$ 24,722	$ 32,828	$ 34,478	$ 54,297

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)

(Expressed in thousands of United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Retained Earnings (Deficit)	Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	112,248,149	$ 191,415	$ 6,043	$ 6,687	$ (59,834)	$ (3,914)	$ 140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,904	--	--	1,904
Units issued on financing, less share issue costs	34,250,000	89,925	--	--	--	--	89,925
Warrants issued on financing	--	--	6,047	--	--	--	6,047
Net earnings for the year	--	--	--	--	44,128	--	44,128
Balance, December 31, 2005	148,476,482	283,646	11,928	8,463	(15,706)	(3,914)	284,417
Warrants exercised	17,500	31	(3)		--	--	28
Stock options exercised	4,037,104	5,006	--	(3,712)	--	--	1,294
Stock-based compensation	--	--	--	7,683	--	--	7,683
Net earnings for the year	--	--	--	--	86,781	--	86,781
Balance, December 31, 2006	152,531,086	288,683	11,925	12,434	71,075	(3,914)	380,203
Change in accounting policy (Note 2)	--	--	--	--	--	695	695
Balance, January 1, 2007 as adjusted	152,531,086	288,683	11,925	12,434	71,075	(3,219)	380,898
Warrants exercised	1,002,061	4,651	(596)	--	--	--	4,055
Stock options exercised	554,014	910	--	(659)	--	--	251
Stock-based compensation	--	--	--	2,701	--	--	2,701
Net earnings for the period	--	--	--	--	33,894	--	33,894
Unrealized gain on available for sale marketable securities	--	--	--	--	--	584	584
Balance, June 30, 2007	154,087,161	$ 294,244	$ 11,329	$ 14,476	$ 104,969	$ (2,635)	$ 422,383

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006

OPERATING ACTIVITIES
Earnings for the period	$ 24,369	$ 32,828	$ 33,894	$ 54,297
Items not involving cash
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	(13,955)	(23,438)	28,436	(17,415)
Stock-based compensation	1,138	5,165	1,138	5,165
Gain on sale of marketable securities	--	(401)	--	(401)
Unrealized foreign exchange (gain) loss	(6,273)	1,222	(6,500)	1,057
Provision for income taxes	593	--	593	--
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(475)	300	(701)	(114)
Accounts payable and accrued liabilities	(386)	(1,238)	(240)	(1,235)
	5,011	14,438	56,620	41,354

INVESTING ACTIVITIES
Restricted cash	(502)	(1,920)	(392)	(3,210)
Temporary investments	--	(1,613)	--	(1,495)
Mineral property costs incurred	(4,432)	(5,371)	(9,972)	(11,689)
Cash distributions from Minera Alumbrera Ltd. representing return of capital	--	--	--	7,886
Purchase of equipment	(17)	(3)	(15)	(5)
	(4,951)	(8,907)	(10,379)	(8,513)

FINANCING ACTIVITIES
Cash from sale of marketable securities	--	491	--	491
Common shares issued for cash, net of issue costs	--	998	4,306	1,322
	--	1,489	4,306	1,813

EFFECT OF EXCHANGE RATE CHANGES ON CASH	7,142	345	7,704	365

Increase in cash and cash equivalents	7,202	7,365	58,251	35,019
Cash and cash equivalents, beginning of period	230,005	136,050	178,956	108,396

Cash and cash equivalents, end of period	$ 237,207	$ 143,415	$ 237,207	$ 143,415

Cash and cash equivalents is comprised of:
Cash in bank	$ 8,733	$ 15,416	$ 8,733	$ 15,416
Short-term money market instruments	228,474	127,999	228,474	127,999
	$ 237,207	$ 143,415	$ 237,207	$ 143,415

SUPPLEMENTARY CASH FLOW INFORMATION (Note 8)

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina.  The Company holds a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 6) and a 100% interest in the Agua Rica deposit in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2006, except for recently released accounting standards that the Company adopted effective January 1, 2007. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management’s judgement is required include the determination of impairment of mineral property interests and plant and equipment, asset retirement obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest.  These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company’s estimates of cash flows.  Actual results could differ from those estimates.

Effective January 1, 2007, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants.

(a)

Section 3855 “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  All financial assets, except those classified as held to maturity, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost.  Investments available for sale will be recorded at their fair market value at the end of the period with the unrealized gains or losses being recorded through Other Comprehensive Income.

(b)

Section 1530 “Comprehensive Income” requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.  Section 3251 “Equity” establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES - continued

(c)

 Section 3865 “Hedges” sets out the circumstances under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies, including fair value hedges, cash flow hedges, and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.  The Company currently does not have any hedges and is therefore not impacted by this accounting standard.

(d)

The new section 1506, “Accounting Changes” sets out the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

As a result of adopting these new standards, the Company recorded a non-cash increase of $695 to opening marketable securities as a one time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.  In addition, the balance of the cumulative translation adjustment of $(3,914) has been reclassified to opening accumulated other comprehensive income.

3.

RESTRICTED CASH

Restricted cash consists of funds held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering into Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

As at June 30, 2007, the Company had $752 ($360 - December 31, 2006) in restricted cash.

4.

MARKETABLE SECURITIES

	As at June 30, 2007			As at December 31, 2006
	Cost	Unrealized Gains	Fair Value	Cost	Transitional Adjustment	Fair Value
Global Copper Corp.	$ 4	$ 230	$ 234	$ 4	$ 176	$ 180
Western Copper Corp.	3	124	127	3	81	84
Northern Peru Corp.	3	859	862	3	414	417
International Barytex Res.	4	21	25	4	19	23
Newport Exploration Ltd.	40	45	85	40	5	45
	$ 54	$ 1,279	$ 1,333	$ 54	$ 695	$ 749

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

5.

MINERAL PROPERTY INTERESTS

	Six months ended June 30, 2007	Year ended December 31, 2006

Agua Rica Project (Argentina)
Balance, beginning of period	$ 110,951	$ 86,823
Incurred during the period
Administrative	1,186	2,025
Asset retirement obligation	46	708
Drilling	14	1,001
Engineering studies	4,940	11,696
Environmental and community	724	1,170
Facilities and camp costs	3,689	4,653
Field labour	--	835
Geological	--	1,217
Legal, title and property taxes	982	210
Other site activities	--	613
	11,581	24,128
Mineral property interests, end of period	$ 122,532	$ 110,951

6.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to June 30, 2007	Six months ended June 30, 2007	Year ended December 31, 2006
Balance, beginning of period	$ 91,514	$ 128,914	$ 97,537
Equity in earnings	210,351	27,208	93,167
Cash distribution received	(201,387)	(55,644)	(61,790)
Balance, end of period	$ 100,478	$ 100,478	$ 128,914

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

7.

SHARE CAPITAL

(a)

Warrants

A summary of the changes in warrants is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2005	57,591,415	3.23
Warrants exercised during the year	(17,500)	2.00
Balance, December 31, 2006	57,573,915	3.24
Warrants exercised during the period	(1,002,061)	4.73
Balance, June 30, 2007	56,571,854	3.21

At June 30, 2007, the Company had the following warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,446,854	2.00	May 29, 2008
17,125,000	6.00	February 17, 2010
56,571,854

 (b)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The directors of the Company set the option price at the time the option is granted at a price not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights (“SAR”) providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

The maximum number of shares which may be subject to option is based on a rolling maximum of 10% of the Company’s issued and outstanding share capital at the time of grant.  Based on the Company’s 154,087,161 issued and outstanding common shares at June 30, 2007, the amended rolling plan maximum is 15,408,716 common shares.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

7.

SHARE CAPITAL (continued)

(b)

Stock options (continued)

A summary of the changes in stock options since December 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2005	11,787,500	2.06
Granted	5,340,000	5.34
Exercised as SAR into 3,452,104 common shares	(5,165,000)	1.69
Exercised	(585,000)	2.49
Expired	(5,000)	1.50
Balance, December 31, 2006	11,372,500	3.75
Granted	2,125,000	5.18
Exercised as SAR into 454,014 common shares	(825,000)	2.13
Exercised	(100,000)	2.99
Expired	(5,000)	5.34
Fully vested and available for exercise, June 30, 2007	12,567,500	4.10

The following table summarizes information about stock options outstanding at June 30, 2007:

Exercise Price Cdn$	Outstanding and exercisable at June 30, 2007	Remaining Contractual Life
1.70	50,000	0.82 years
1.35	2,100,000	2.96 years
1.35	22,500	2.98 years
3.15	300,000	1.70 years
3.15	1,085,000	3.93 years
3.17	25,000	4.31 years
2.99	1,125,000	4.87 years
3.25	300,000	5.25 years
3.02	100,000	5.38 years
5.34	5,335,000	5.89 years
5.18	2,125,000	6.79 years
	12,567,500

The fair values of options granted during the three and six months ended June 30, 2007 were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	Three and six months ended June 30,
	2007	2006
Risk-free interest rate	3.93%	3.28%
Expected life	2.5 years	2.5 years
Expected volatility	40%	44%
Expected dividends	$nil	$nil

During the three and six months ended June 30, 2007, the Company incurred stock-based compensation charges of $2,701 (June 30, 2006 - $7,683), of which $1,563 (June 30, 2006 – $2,518) was capitalized to mineral property interests.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

8.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Non-cash transactions:
Stock based compensation included in mineral property interests	1,563	2,518	1,563	2,518
Accretion expense capitalized to mineral property interests	23	--	46	--
Transfer of contributed surplus on exercise of stock options and warrants	166	2,201	659	3,712

9.

CONTINGENCY

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the Claimant, the Company’s former parent and the Company.  The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit.  A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing.  Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote. Even if successful, the amount of damages is not expected to exceed $17 million, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

10.

COMMITMENTS

At June 30, 2007, the Company’s aggregate commitments for its leased premises totalled $559.

11.

SUBSEQUENT EVENT

On July 19, 2007, the Company entered into a definitive agreement (the “Arrangement”) with Yamana Gold Inc. (“Yamana”) whereby Yamana will acquire all of the issued and outstanding securities of the Company on the basis of 0.543 of a Yamana share plus Cdn.$0.001 in cash for each Northern Orion share, subject to the requirement that Yamana acquire at least 66⅔% of the issued and outstanding common shares of Meridian Gold Inc. (“Meridian”), calculated on a fully-diluted basis.

As part of the transactions, the Company has committed to fund $200 million of the $300 million cash component of the Meridian offer.  The loan is not conditional upon the completion of the business combination transaction with Yamana, will be secured by shares of Meridian acquired by Yamana, will bear interest at LIBOR plus 2%, and will be repayable on the earlier of 12 months following the initial drawdown and 30 days following acquisition by Yamana of 100% of the fully diluted issued and outstanding shares of Meridian.  The first drawdown is conditional upon at least 66⅔% of the fully diluted issued and outstanding shares of Meridian having been tendered and not withdrawn to Yamana’s offer.

The Arrangement provides that, under certain circumstances, the Company must pay a termination fee of either Cdn.$35 million or Cdn.$50 million to Yamana.

The transaction contemplated in the Arrangement is subject to customary conditions including receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion.  The Northern Orion shareholder meeting to consider the transaction is scheduled for August 22, 2007.